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             CISCO SYSTEMS COMPLETES ACQUISITION OF GRANITE SYSTEMS

         SAN JOSE, Calif. -- September 27, 1996 -- Cisco Systems, Inc. today announced it has completed the purchase of privately-held Granite Systems, Inc., a Palo Alto, CA-based innovator in standards-based multilayer Gigabit Ethernet switching technologies.

         The acquisition follows a September 3 announcement of a stock-swap agreement in which shares worth approximately $220 million will be exchanged for all outstanding shares and options of Granite Systems. The transaction will be accounted for as a pooling of interests.

         With the acquisition of Granite Systems, Cisco will give customers a wider choice of backbone network technologies best suited for their individual network environments.

         Cisco Systems (Nasdaq: CSCO) is the leading global supplier of internetworking solutions for corporate intranets and the global Internet. Cisco's products -- including routers, LAN and WAN switches, dial-up access servers and network management software -- are integrated by Cisco IOS(TM) software to link geographically dispersed LANs, WANs and IBM networks. Company news and product/service information are available at World Wide Web site http://www.cisco.com. Cisco is headquartered in San Jose, Calif.

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This press release may consist of forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Cisco with the S.E.C., specifically the most recent reports on Form 10-K and 10-Q, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

Cisco IOS and Cisco Systems are trademarks, and Cisco and the Cisco Systems logo are registered trademarks of Cisco Systems, Inc. All other trademarks, service
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